UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No___)

                               BAY RESOURCES LTD.
                               ------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                    -----------------------------------------
                         (Title of Class of Securities)

                                   073015 20 8
                                   -----------
                                 (CUSIP Number)

                                AVRAHAM SCHACHTER
                             DELKERN INVESTMENTS LTD
                                SHIMMEL STRASSE 6
                             ZURICH SWITZERLAND 8036
                                011-41-1241-0401
                                ----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 9, 2003
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

CUSIP No. 073015 20 8

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

DELKERN INVESTMENTS LTD

(2)  Check the Appropriate Box if a Member of a Group (See Instructions).
(a)  [ ]
(b)  [ ]

(3)  SEC Use Only.

(4)  Citizenship or Place of Organization.

BRITISH VIRGIN ISLANDS

Number of Shares    (5) Sole Voting Power: 1,250,578
Beneficially Owned
by Each Reporting   (6) Shared Voting Power: 0
Person With
                    (7) Sole Dispositive Power: 1,250,578

                    (8) Shared Dispositive Power: 0

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person.

1,250,578 SHARES

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. [ ]

(11) Percent of Class Represented by Amount in Row 11.

19.7%

(12) Type of Reporting Person (See Instructions).

CO

Item 1.

(a) Name of Issuer.

BAY RESOURCES LTD.

(b) Address of Issuer's Principal Executive Offices.

Level 8, 580 St. Kilda Road, Melbourne, Victoria, 3004 Australia

Item 2.

(a) Name of Person Filing.

Delkern Investments LTD

(b) Address or Principal Business Office or, if none, Residence.

Shimmel Strasse 6, Zurich Switzerland 8036

(c) Citizenship or Place of Organization.

British Virgin Islands

(d) Title of Class of Securities.

Common Stock, par value $0.0001 per share

(e) CUSIP No.

073015 20 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:
        (a) [ ] Broker or dealer registered under section 15 of the Act.
        (b) [ ] Bank as defined in Section 3(a)(6) of the Act.
        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.
        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.
        (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
        (h) [ ] A savings association as defined in
                Section 3(b) of the Federal Deposit Insurance Act
                (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a) Amount Beneficially Owned: 1,250,578 SHARES OF COMMON STOCK, $0.0001 PAR VALUE PER SHARE. THE FILING PERSON IS ALSO THE OWNER OF A COMMON STOCK PURCHASE WARRANT TO PURCHASE UP TO 2,000,000 SHARES OF THE ISSUER'S COMMON STOCK, $0.0001 PAR VALUE PER SHARE, AT AN EXERCISE PRICE OF $1.00 PER SHARE, HOWEVER, THE FILING PERSON MAY NOT EXERCISE THE WARRANT IN EXCESS OF SUCH NUMBER OF SHARES OF COMMON STOCK SUCH THAT THE SUM OF THE NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED BY THE FILING PERSON AND ITS AFFILIATES AND THE NUMBER OF SHARES OF COMMON STOCK ISSUED UPON SUCH EXERCISE WOULD RESULT IN BENEFICIAL OWNERSHIP BY THE FILING PERSON AND ITS AFFILIATES OF MORE THAN 4.99% OF THE OUTSTANDING SHARES OF COMMON STOCK OF THE ISSUER.

     (b) Percent of class: 19.7%

     (c) Number of shares as to which such person has:
              (i)   Sole power to vote or to direct the vote: 1,250,578 SHARES
              (ii)  Shared power to vote or to direct the vote: 0
              (iii) Sole power to dispose or to direct the disposition of: 1,250,578 shares
              (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. N/A

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 18, 2003

DELKERN INVESTMENTS, LTD.

By:  /s/ Avraham Schachter
     ---------------------------